nutreco

02 OCT 25 AM 9:47

Prins Frederiklaan 4
P.O. Box 299
3800 AG Amersfoort
The Netherlands
Phone : +31 33 4226100
Fax : +31 33 4226101
Direct nr.: +31 33 422 6118
Direct fax: +31 33 422 6106
E-mail : bernard.verwilghen@nutreco.com

U.S. Securities and Exchange Commission
Attention: Office of International Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

02055397

October 22, 2002 ps/B2205

SUPPL

PROCESSED
NOV 04 2002
P
THOMSON FINANCIAL

Re: 12g3-2(b) SUBMISSION

Ladies and Gentlemen

Enclosed please find a copy of the

* minutes of the Annual General Meeting of Shareholders held on May 23, 2002;
* minutes of the Extraordinary General Meeting of Shareholders held on June 20, 2002;
* free translation notice Interim Dividend 2002;
* latest press releases

which the Company made public pursuant to the regulations of the Amsterdam Stock Exchange. The Commission has assigned Nutreco Holding N.V. with File Number 82-4927. Should you have any questions regarding the enclosed submission, please contact me at (31) 33 422 6118. Thank you for your assistance.

Best regards,

B. Verwilghen
Company Secretary

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

dlw 10/29

nutreco

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

Minutes

of the

Annual General Meeting

of Shareholders

of

Nutreco Holding N.V.

held on 23 May 2002

Minutes of the proceedings of the General Meeting of Shareholders of the public limited liability company Nutreco Holding N.V. ("the Company") with offices in Boxmeer, held in Amsterdam at the Hotel Golden Tulip, Barbizon Palace, on 23 May 2002

1. Opening

The annual meeting was opened at 14.30 hours by the Chairman of the Supervisory Board, Mr **Rob Zwartendijk**, acting as **Chairman** of the meeting. He warmly welcomed the shareholders and guests, as well as a delegation from the Central Works Council, attending the meeting as observers.

The Chairman introduced the members of the Executive Board and the Supervisory Board, who were all in attendance. He gave a brief summary of the careers of members who had joined since the last meeting, these being Mr **Svein Rennemo**, member of the Supervisory Board, and Messrs **Juergen Steinemann** and **Cees van Rijn**, members of the Executive Board, COO Agriculture and CFO respectively.

The Chairman appointed Mr **Bernard Verwilghen**, Company Secretary, as secretary of the meeting and informed that the minutes would be taken by Mr **J.D.M. Schoonbrood**, notary practising with De Brauw Blackstone Westbroek N.V.

The Chairman pointed out that the invitation and agenda for this meeting had been published on 7 May 2002 in Het Financieele Dagblad and the Officiële Prijscourant and that the agenda with explanatory notes, the annual report plus annual accounts for 2001, the draft text of the amendment to the articles of association and a leaflet including the present text of the articles of association and an explanation of the amendments, as well as notification regarding the proposed re-appointment of a member of the Supervisory Board, with the corresponding details, had been made available for information and distribution free of charge at the offices of the Company and branches of the Rabobank in Amsterdam and Utrecht. Together with the Social & Environmental Report for the year 2001, these documents had been sent free of charge to shareholders who had registered or asked for these to be sent. Finally, these documents had also been posted on the Company's web site (www.nutreco.com). Furthermore, **the Chairman** pointed out that no agenda requests had been received from shareholders with a more than one percent (1%) interest. He went on to say that the invitation to this meeting stated that shareholders wishing to attend this meeting should register their share certificates no later than Friday 17 May 2002 in one of the registers referred to in the convocation.

Although use of a registration date implies that the shares are not blocked, it had just been learned that the Rabobank had nonetheless stated on the registration certificates that the shares were blocked until the close of the meeting. Contact will be made with the Rabobank in order to prevent a repetition of this.

The Chairman said that the minutes of the previous annual meeting and those of the Extraordinary General Meeting, held on 16 November 2001, had been adopted and a copy of them had been sent to those shareholders who had requested them. The minutes had also been posted on the Company's web site. Copies were also available at the entrance to the meeting room.

The Chairman therefore pointed out that all the legal provisions and conditions pursuant to the articles of association had been met and that this annual meeting was authorised – subject to the quorum requirement for item 5 on the agenda, Amendment of the Articles of Association – to make lawful decisions with respect to all the proposals on the agenda.

Before proceeding to item 2 on the agenda, **the Chairman** drew attention to the following points. The opportunity to ask questions would be provided following the explanation of each agenda item and he requested the representatives of the Association of Securities Holders (VEB) and of the Investors Legal Protection Foundation or other organisations representing the interests of securities holders to limit their questions to three, with the possibility of asking additional questions once the other shareholders have had the opportunity to ask their questions. He also asked everyone who wanted to ask questions to make this clearly known and, once given the floor, to make use of the microphones provided for this purpose. It is important, particularly for reporting purposes, that the person's name and address and, if necessary, the organisation being represented, be stated. He requested that mobile phones be switched off.

The Chairman proposed proceeding to point 2 on the agenda.

2. Report by the Supervisory Board and report by the Executive Board for the 2001 financial year

The Chairman said that, as illustrated in the report by the Supervisory Board on pages 16 and 17 of the annual report, last year the Board held several formal meetings, according to a fixed schedule, held teleconference consultations and also supervised developments within the Company and the activities of the Group over the previous year, following regular informal consultation.

On behalf of the Board, **the Chairman** wished to stress that he was pleased to see the expansion of the Board to include Mr **Svein Rennemo**. Mr **Rennemo** is Norwegian and, in view of the growing importance of the Group's Norwegian activities, the Board was particularly pleased with its new addition.

Furthermore, **the Chairman** said that the recommendations of the Corporate Governance Committee had been explicitly covered in several of the Board's meetings and had been incorporated into the Board's decision-making.

The Chairman then introduced the report by the Executive Board for 2001, as included on pages 20 to 58 of the annual report, and he asked Mr **Wout Dekker**, chairman of the Executive Board, to provide further explanation before opening the floor to questions.

Using several sheets, Mr **Dekker** explained the annual report for 2001 in more detail and gave an indication of the trend evolution for 2002.

Compared to previous years, Nutreco's profile has not changed substantially (see sheet 1 in appendix). Nutreco is a world leader in aquaculture. In Europe, Nutreco is the market leader in compound feed and premixes. Finally, Nutreco is a major producer of pig and poultry meat in the Benelux countries and Spain. One new indication was which share of EBITA (Earnings Before Interest, Taxes and Amortisation) can be attributed to Agriculture and which to Aquaculture. The year 2000 was named the year of the salmon by Mr **Dekker** and he predicted in March that 2001 would become the year of the chicken. This prediction came true, as can be seen from the powerful recovery of the Agri Business in the year 2001. Measured in terms of EBITA, both Business Streams were almost balanced. EBITA has also increased year on year.

Nutreco is active in three production columns (see sheet 2 in appendix). The animal nutrition share, particularly compound feed, fish feed and premixes, still makes up 50% of Nutreco's turnover. This share is the platform for the various activities of Nutreco and, in recent years, the company has built up selective positions in the value chains for fish, poultry and pork. All operating companies – approximately 100 – are expected to be market leaders in their sectors. Between 2000 and 2001, the turnover in compound feed fell slightly (see sheet 3 in appendix). This decline is the result of the shedding of loss-making compound feed activities in France. Growth was observed in premixes, partly due to organic growth and partly the result of the acquisition of a company in America. The breeding unit and the pig unit remained stable.

A considerable increase was observed on the poultry side, partly organic and partly as a result of two acquisitions. The volume growth in the salmon sector was attributable to the acquisition of Hydro Seafood, which was discussed last year. In 2001 the salmon sector had to deal with a decline in prices. Fish feed developed satisfactorily.

Food safety is at the top of the agenda in Europe, for both politicians and ordinary citizens. However, consumers still tend to buy low-priced products, which produces a significant discrepancy. To Nutreco, food safety is not just a passing craze. Mr **Dekker** drew attention to NuTrace, the Nutreco Tracking and Tracing system. This is a quality assurance system which will be introduced in all Nutreco companies (see sheet 4 in appendix).

As already mentioned, the Nutreco Agriculture result for 2001 shows a strong recovery, i.e. it more than doubled (see sheet 5 in appendix). Within Agriculture, Spain is a very important country for Nutreco. The effects of the reorganisation announced in 2000 became noticeable in the Benelux countries. In 2001, further investment was made in Agriculture (see sheet 6 in appendix). For instance, Ham Kip was acquired, with branches in Belgium and The Netherlands. Ham Kip is one of Albert Heijn's company suppliers. The Laurus Centrale Slagerijen were taken over. In Spain, the number 2 producer of poultry products was added to Nutreco's existing poultry activities, thus increasing Nutreco's market share for poultry products in Spain to 35%. Ducoa, a major premix producer, was acquired in the United States.

In Aquaculture, Nutreco noted increasing demand in all major markets for salmon products (see sheet 7 in appendix). Consolidation is continuing in the sector. Types of fish other than salmon are promising, particularly the cod project. In 2001 and early 2002 the decline in salmon prices had an extremely detrimental effect on the salmon business. Nutreco is working with the retail and food service sectors to develop new, salmon-based products. As a result of these low salmon prices, EBITA in 2001 fell to 11% below the previous year, although it should be pointed out that 2000 was an exceptionally good year, with EBITA growth of EUR 58 million to EUR 103 million (see sheet 8 in appendix). The explanation will discuss these historically low salmon prices in more detail later. Since there were so many salmon in the water, the salmon feed business had a very good year. In 2001 few acquisitions were made in Aquaculture. Instead, efforts were directed towards integrating the acquisitions from 2000. Acquisitions were made only in Australia, specifically the fish feed sector leader.

For Nutreco as a whole, EBITA rose from EUR 136 million to EUR 177 million and turnover from EUR 3.1 billion to EUR 3.8 billion (see sheet 9 in appendix). Growth was both autonomous and due to acquisitions. Of the 30% growth in EBITA, 14% was autonomous and 16% the result of acquisitions. As a result of the acquisitions, the interest burden also increased, from EUR 13 million to EUR 38 million (see sheet 10 in appendix). The effective tax rate fell back to 24.2%, a level where it is assumed that this can be maintained in the near future. Net profits were at virtually the same level as in the year 2000, i.e. EUR 87 million, compared to EUR 86 million in 2000.

Key figures per share: growth in the number of shares issued by 2% (see sheet 11 in appendix). Profit per share: before goodwill amortisation, increase of 3%, after goodwill amortisation, fall of 9%. For the first time since the stock exchange listing in 1997, a decline in earnings per share (EPS) is therefore visible after goodwill amortisation. In the year 2000, this still rose by 40%. A steady growth of 15% per year would have been ideal, which would still have been lower than the growth now recorded of 40% in 2000, followed by a fall of 9% in 2001. The perception of growth of 2x15% is however different. It is proposed that the dividend per ordinary share be maintained at the same level as in 2000, implying that the payout is again around 31%.

Nutreco's balance sheet remains healthy (see sheet 12 in appendix). In the past, we have already mentioned that valuations are conservative. Impairment tests were carried out but we saw no reason to review valuations. Last year it was possible to conclude a syndicated loan of EUR 750 million and, as can be seen, Nutreco used EUR 520 million of this amount. The balance therefore remains healthy, which leaves room for further acquisitions, should attractive opportunities arise.

The strategy (see sheet 13 in appendix) employed by Nutreco has not changed and is progressing along the three lines which have been announced since 1997: (i) autonomous growth, (ii) reinforcement of positions in selected stages of the food production chain and (iii) building up positions in new regions and other types of fish. In Agriculture, the first line means incorporating a leading role in consolidation of the industry, where we already hold secure positions. Examples of the second line, in 2001, were the geographic expansion of the premix business as a result of the acquisition of Ducoa in the United States. On the Aquaculture side, autonomous growth is necessary to maintain the market leader's position.

As far as reinforcement of positions in selected stages of the chain is concerned, Aquaculture can make use of the experience gained in the European poultry business. In terms of growth in other types of fish, Mr **Dekker** wanted to look in more detail at the development in cod farming, where growth is possible because cod catches have declined sharply since 1970, partly as a result of the fish quota.

Cod is currently often more expensive than salmon. Mr **Dekker's** optimism was based on the breakthrough in the application of know-how and technology for obtaining fertilised eggs and breeding very small fish. This was illustrated using photographs of cod eggs and larvae, compared to those of salmon. In Norway, we are now ahead of the programme because the administration of dry feed to the young cod larvae is progressing better than expected. The first Nutreco cod are expected to be in the shops by 2004 (see sheets 14 and 15 in appendix).

Mr **Dekker** considered the most important events of 2001 for Nutreco (see sheet 16 in appendix).

- Firstly, the outbreak of foot-and-mouth disease which hit Nutreco's customers particularly severely. Nutreco demonstrated that it was able to compensate for the effects of this crisis elsewhere, particularly in the poultry sector.
- 2001 was the year of lower salmon prices, as a result of which Nutreco was forced to make downward adjustments to its forecasts in November.
- Food safety and sustainability remain spearheads of Nutreco activity. NuTrace will be made visible at consumer level.
- The second Social and Environmental Report. Nutreco is taking this very seriously. Many reactions to the first report (2000) have been received. These were generally positive but good critical questions were also asked and it is hoped that repeated improvements can be achieved with the reports for 2001 and subsequent years. Nutreco has deliberately chosen a pro-active, open and transparent attitude.

Following on from this last point, Mr **Dekker** mentioned the fourth annual AquaVision Conference in Norway, which is to be organised by Nutreco. This Conference will include contributions from supporters and opponents of Aquaculture. Next year, the second AgriVision Conference will be held.

Mr **Dekker** returned briefly to the Extraordinary General Meeting of Shareholders of November 2001, following which criticism was expressed of the fact that Nutreco had not issued a profit warning at that meeting. The impression was created in the media that Nutreco should have issued the profit warning on the day of the Meeting. In view of this impression and because of the recent reports from Norwegian aquaculture companies, it was decided to issue a trading statement this morning before trading hours. Nutreco only publishes half-yearly figures and it was decided to take advantage of the General Meeting of Shareholders as a formal point for communication and updating. The text of this press release was available at the entrance to the meeting.

Mr **Dekker** then looked in more detail at the development of salmon prices because this has influenced Nutreco's bottom line as such. The most significant market for salmon consumption (see sheet 17 of appendix) is Europe, which expanded by 7% in 2001. In terms of consumption, America represents approximately half of European consumption of salmon per person, but consumption is growing very quickly. The 23% growth referred to is probably conservative. Japan is small as a salmon market, but nonetheless recorded growth of 16%. Growth in the market for salmon is being stimulated in particular by interest from the retail sector because salmon, as an aquaculture product, can be supplied on a daily basis at constant quality, unlike wild salmon. In 1998, 1999 and 2000 salmon prices in the United States were fairly high (see sheet 18 in appendix). Since 2001, prices have come down and remained extremely low for a period of 18-20 months. During the summer, prices picked up but then, as a result of the attacks on 11 September, air transport was reduced and the food service industry was crippled for several weeks. Produce which consequently could not be sold in the United States was frozen and led to European prices being pushed down. Rather than the cautious recovery, a further fall in prices was observed. This gave rise to the profit warning of November 2001.

For 2001 as a whole, salmon prices fell by 30%. One positive aspect is that prices in America rose sharply and for the past 2 weeks have even been 60% higher than they were in January. Although the prices shown are spot prices and Nutreco sells to the retail sector more on the basis of long-term contracts, the prices shown are nonetheless an accurate indication of the improvement in the balance between demand and supply.

On the following sheet, Mr **Dekker** looked in more detail at the American market for salmon products (see sheet 19 of appendix). The red bars indicate the twelve-month changes in the supply of salmon from Chile to America. In 2000 and 2001, supply in some months was 50% more than one year earlier. In a market for fresh products, this had the effect of putting pressure on prices. Analysis of the Chilean industry shows that the growth in supply is now more balanced compared to the growth in demand, which is still 20%. Over the months ahead, Mr **Dekker** expected supply to be at the same level or slightly lower than last year, which is the reason for the recent price hike.

Mr **Dekker** ended his presentation with forecasts for 2002 (see sheet 20 in appendix). When the results for 2001 were published in March, it was not yet possible to make any statements about expectations for the year, in view of the salmon prices and the economic situation generally. At this point, Mr Dekker said that he was able to be a little more precise: if current trends continue, Nutreco expects EBITA for the first half of the year to halve and net profits to be only marginal.

Always assuming that current trends continue, Nutreco expects a strong recovery in EBITA for the second half of the year and net profits to turn out higher than for the second half of 2001. Nutreco cannot yet make any pronouncements about 2002 as a whole. Nutreco is holding on to the long-term objective of an average of 10% plus growth in operating results and net profit per share. The above could also be found in the press release which was distributed before trading began on the day of the meeting.

The Chairman thanked Mr **Dekker** for his explanation and invited shareholders to ask questions. He gave the floor to Mr **Dekker**, representative of the Vereniging van Effectenbezitters (VEB). Mr **Dekker (VEB)** had three questions: (i) Nutreco works with paper-thin margins and has resolved to invest in brand development. What is the company thinking of investing in this? (ii) Does the company intend to invest additionally in research in the near future? and (iii) Does the proposed 10% plus growth in profit per share come from growth in turnover or growth in margin, in other words is the company heavily dependent on acquisitions or is Nutreco thinking of concentrating on upgrading the product range?

Mr **Dekker** pointed out firstly that Nutreco uses different criteria for each business. For instance, premix works with a relatively high margin, while compound feed works with low margins. If businesses operate with low margins, they are required to turn the money around several times per year, which still leads to healthy returns on an annual basis. These are the businesses which are also good at generating cash. On top of the animal nutrition platform, Nutreco holds several selective positions in the value chains and is also beginning to move cautiously closer to the consumer. It is not Nutreco's intention to spend tens of millions of euros in the short term on building up brands. We work with consumer brands in several activities. In Spain, Nutreco has introduced free-range chicken under the consumer brand CUK, which is also backed up by radio advertising. In addition, we are working on retail brands with several retailers.

Research efforts are at approximately the same level as in 2000. Mr **Dekker** did however point out that Nutreco took a major qualitative step by making its research much more market-oriented and by directing it as an integral part of its business activities. He expected research efforts to shift from animal nutrition more towards the whole chain approach, partly as a result of the approach to food safety. If the cost of the efforts directed at food safety are added to those of research, a considerable increase would be noticeable.

Both Nutreco Aquaculture and Nutreco Agriculture have contributed to growth over the period 1997-2001 and both have high organic growth. Acquisitions have so far contributed around 50% to growth. Since the stock market flotation, profit growth has been approximately 20% per year, with 2001 a disappointing exception compared to the 40% growth which had been recorded in 2000. In view of all the company's activities and given the efforts to develop high-margin products, Mr **Dekker** confirmed that Nutreco is sticking to this long-term objective.

The Chairman then gave the floor to Mr **Arends** from Hilversum. Mr **Arends** thanked the management for the extraordinarily pleasing result and for the splendid annual report and social report. He noted that 39 eurocents per share was amortised to goodwill, compared to 4 eurocents per share in 2000 and he asked whether this meant that all goodwill had been amortised. In addition, Hydro Seafood had been sold and he asked whether this made a profit or loss. He also wanted to know more about the passage on page 27 of the annual report, which states that Aquaculture can switch to other feed if the regular feed is not available. Finally, he had a question about ostriches as a potential area of activity for Nutreco, about the recent press article about the development of a chicken with no feathers and about the consequences of farmed salmon escaping from basins.

The Chairman thanked Mr **Arends** for his kind words to the management and gave the floor to the CEO, who passed on the question about goodwill amortisation to the CFO.

Mr **Van Rijn** reminded the meeting that the company had been capitalising goodwill since 2000. Before then, goodwill was debited from equity. Hydro Seafood was the major acquisition for which goodwill was paid. This was in November 2000. For this reason, only EUR 1.3 million in goodwill was charged to the results. The full effect of the Hydro Seafood goodwill plus the new acquisitions, i.e. EUR 13 million, is expressed in the 2001 annual accounts. Goodwill is amortised in 20 years and, as is evident from page 70 of the annual report, an amount of EUR 253 million in goodwill is still on the balance sheet. If no acquisitions are made in 2002 for which goodwill is paid, the goodwill in 2002 will be approximately equal to that of 2001.

Regarding the acquisition of Hydro Seafood, Mr **Dekker** explained that acquisition of the Scottish unit of these activities was not permitted by the UK competition authorities. This unit was then sold by Norsk Hydro on behalf of Nutreco. The value of the Scottish unit amounted to 20% of the value of Hydro Seafood and the selling price produced an equal value, at a time when salmon prices were fairly low.

This demonstrates that the market still regards the value for the Scottish unit, relatively speaking, as the same as that which Nutreco paid a year earlier for the whole. In brief, it made neither profit nor loss.

The question about salmon feed was answered by Mr **Hans den Bieman**, COO Nutreco Aquaculture. Page 27 of the annual report refers to the ingredients of salmon feed. The most important ingredients are fish meal and fish oil. These products come from fish catches, which fluctuate. When fish catches are poor, less fish meal and fish oil are available, which means that fish feed prices rise. The results of our research and development efforts and the knowledge acquired by Nutreco Agriculture put the company in a position to reduce dependence on fish meal and fish oil and partially to replace these by vegetable proteins.
Regarding the escape of salmon, Mr **Den Bieman** said that Nutreco was doing everything in its power to reduce this. In Norway, for example, Nutreco uses double nets. Nonetheless, farmed salmon do escape accidentally or as a result of bad weather, which raises the possibility of cross-breeding with wild salmon. Mr **Den Bieman** believed that the likelihood of this was extremely low because farmed salmon are not trained to find food in the wild and do not therefore survive well in the natural environment.

If cross-breeding should occur, the effect of this salmon not going back to the river is also very slight since even among wild salmon, only 1-2% return to their original spawning grounds. It is therefore not so much a question of a lack of sense of direction but in fact no propagation takes place.

Regarding chickens without feathers, Mr **Dekker** wanted to make it absolutely clear that Nutreco pursues a firm policy: Nutreco does not take part in the genetic modification of animals.

The Chairman invited Mr **Steinemann** to respond to the question about ostriches. Ostriches are indeed a type of poultry but Mr **Steinemann** pointed out that poultry still offers so many areas of interest that the possibilities offered by ostriches are not at the top of Nutreco's agenda.

Mr **Kleijnen** of Son en Breugel came back to the question of goodwill and asked what technique the company used to establish whether this goodwill is present and referred to what is known as the impairment test. In addition, he asked whether the Executive Board is involved in establishing the amortisation period for goodwill.

Mr **Van Rijn** confirmed that discussions are held within the Executive Board about the period over which goodwill is amortised. Furthermore, on the balance sheet date it is necessary to check whether an asset is liable to impairment. This test was also carried out regarding the Hydro Seafood acquisition and Marine Harvest Norway. The result was that there was no reason to write down the value of goodwill. Nutreco carried out this test and it was checked by Nutreco's accountants, KPMG Accountants N.V.

The Chairman gave the floor to Mr **Dekker (VEB)** who had 2 questions of an operational nature. The first concerned overcapacity in the compound feed industry. Is Nutreco considering closing its own factories and renting capacity for the long term? The second question concerned quality, safety and the environment. In this respect, he expressed his appreciation of the excellent and very honest report. However, he did not see any statistical data in it relating to recalls. In addition, he noticed that the number of Lost Time Injuries was apparently higher than the industry average and asked whether any drastic action was in place to deal with this situation.

Mr **Dekker** confirmed that overcapacity did indeed exist for compound feed, particularly as a result of the policy pursued by the government to reduce pig stocks. Thus, pig stocks in The Netherlands have fallen by 14% since last year. Nutreco had always included this fact in its business plan.

Despite the assumption of a shrinking market, particularly in The Netherlands, Nutreco bought UTD and made further investments. The aim was to close inefficient factories, to optimise logistics by clustering customers around the factory and to move towards factory specialisation, against the background of food safety, because there is an increasing demand not to produce compound feed for different types of animals in the same factory. As was already announced earlier, a number of production units have indeed been closed and the Company remains alert on the subject of cost control. Referring to food safety and the efforts to implement NuTrace – tracking and tracing – Mr **Dekker** still thought that it was still too early, although theoretically possible, to have compound feed produced by third parties.

Mr **Dekker** approved of the suggestion that statistics concerning recalls be included in the Social and Environmental Report. On the positive side, no major recalls were made.
As far as Lost Time Injuries are concerned, Mr **Dekker** referred to the fact that Nutreco has invested a great deal in fish and meat processing, which are highly labour-intensive, usually employing high numbers of unskilled workers who have to be trained. The Social and Environmental Report states that the number of accidents was 10% higher than last year. In measuring these accidents, the question arose of the definitions used and this will also be given thorough consideration. It is however important to note that for each operating company an action programme is being prepared.

The Chairman gave the floor to Mr **Boon**. He asked whether, when compound feed factories are dismantled, the possibility of having the equipment installed in third-world countries could be considered. Secondly, he referred to the diagram showing the share price fluctuation compared to the AMX.

Mr **Dekker** replied that, in the first instance, Nutreco itself attempts to deploy equipment from compound feed factories which is being dismantled in other production locations and, as well as this, a second-hand market exists for this equipment.
The diagram on page 6 showing price fluctuations compared to the AMX had indeed been incorrectly reproduced in the Dutch edition of the annual report. The AEX line had been illustrated instead of the AMX line.

Since no further questions were forthcoming regarding this item on the agenda, **the Chairman** thanked Mr **Dekker** for his explanation of the Executive Board's report. Before proceeding to point 3 on the agenda, **the Chairman** informed the meeting that the number of shareholders present or represented was 129. The total number of voting shares present or represented at the meeting was 15,152,407, divided into 8,910,907 ordinary shares and 6,241,500 cumulative preferential A shares. Of the ordinary shares, this is 27% of the ordinary shares issued and of the cumulative preferential A shares, this is 100% of the cumulative preferential A shares issued. This means that the quorum requirement of 50% of the share capital issued was not fulfilled in order for item 5 on the agenda, Amendment of the Articles of Association, to be discussed. As a result, an Extraordinary General Meeting of Shareholders would have to be held.

The Chairman proposed moving on to approval of the 2001 annual accounts.

3. 2001 Annual Accounts

3.1 Approval of the annual accounts

The Chairman informed the meeting that the principles used for drawing up the consolidated annual accounts, the consolidated balance sheet and the profit and loss account, the consolidated cash flow, the explanatory notes to the consolidated summaries and the other information are included on pages 62 to 99 of the annual report. He also said that the 2001 annual accounts had been audited by KPMG Accountants N.V., the Company's accountants, who had issued an unqualified report, reproduced on page 97 of the annual report. The annual accounts have been adopted by the Supervisory Board in accordance with Article 26 clause 3 of the Articles of Association and are now available for the approval of this general meeting. A copy of the annual accounts, signed by the Supervisory Board and by the Executive Board, is now available in the room, from the Company Secretary.

The Chairman asked whether there were any questions and gave the floor to Mr **Kleijnen** of Son en Breugel.

Mr **Kleijnen** pointed out an irritating printing error on page 72 of the annual accounts, i.e. stocks, where 381 should read 318. He also noted that the increase in raw materials and additives was fairly considerable, while the increase in livestock was not as significant. When Hydro Seafood was taken over, he would have thought that the livestock item would have increased considerably, given the scope of this acquisition.

The Chairman thanked Mr **Kleijnen** for pointing out the printing error. Mr **Van Rijn** explained the stocks. The method used by Nutreco for stock valuation is conservative. Valuation is made against direct costs. The stock can include both a volume effect and a price effect and that is also the situation on the balance sheet date. The increase in raw materials and additives and finished product is of course a result of the increase in activities following acquisitions, but volume and price effects also play their part. A test was also performed to see whether the market value was lower than the valuation price. Here too, it was decided that no grounds existed for writing down stock. Of course, all the provisions for obsolete stock were made.

Mr **Kleijnen** asked again whether the conservative valuation of stocks would not lead to deferred tax liabilities and whether any major tax differences existed. Mr **Van Rijn** replied that this was not the case.

The Chairman then gave the floor to Mr **Persijn**, representing the Stichting Pensioenfonds ABP. He complimented Nutreco on the clarity and accessibility of the Nutreco web site. He had three questions about options and one about cumulative preferential A shares.

- The financial explanation to the annual accounts states that options are allocated as and when the Company achieves its financial objectives. During 2000 Nutreco achieved exceptional results. This performance in 2000 represented 378,000 options. By contrast, 2001 was not a good year. For the first time in Nutreco's history, profit expectations had to be adjusted downwards. Profitability on the capital invested fell from 21% to 15% and the share price fell by 36% over the year under review. Nonetheless, the Supervisory Board decided to allocate 400,000 options, more than in 2000. The question is what financial objectives has Nutreco attached to its option scheme and to what extent have these been achieved?
- Changes have been made to the exercise conditions of previously issued options. These changes related to the exercise period and to the extension of the period from 5 to 7 years. Mr **Persijn** said that the ABP disapproved of the interim improvement in conditions. The question is whether Nutreco is now prepared to submit the interim change to exercise conditions or option schemes for the approval of the General Meeting of Shareholders.
- In the vision of the ABP, options should be included in the balance sheet as personnel costs. In the balance sheet and profit and loss account presented, no information is included about the costs of the option scheme. The question is what the valuation is for the options allocated in 2001 and what is the value of all share options in issue according to the Black-Scholes model?

If account were taken of the value of the options, what would the impact then have been on the profit figure for 2001 and is the company willing to include this in the annual report from now on?

The Chairman thanked Mr **Persijn** for his kind comments about the web site. As far as the financial objectives are concerned, **the Chairman** confirmed that these are indeed established by the Supervisory Board. Allocation takes place at the discretion of the Supervisory Board. In 2001 a number of objectives were achieved, some others were not. The Board still intended to allocate options because, in terms of bonuses, the message was still fairly disappointing and because options have a highly motivating effect. The fact that there were more than in 2000 is related to the increase in the number of people.

Mr **Dekker** continued by making it clear that no re-pricing or interim change to exercise conditions had taken place, including in terms of the period. Old option schemes have remained unchanged, the changes in question applied only to new options.
In terms of the question about submitting changes to the option scheme for the approval of the General Meeting of Shareholders, **the Chairman** said that Nutreco embraces the principle of transparency. However, some matters have to be left to the discretion of the Supervisory Board. They still have to be accountable for their actions but the Company preferred to wait before asking for the approval of the General Meeting.

Concerning valuation of the options, **the Chairman** raised the objection that the Company does not purchase shares, but issues shares, in which case the dilution element has to be taken into consideration. In order to limit the latter, the Company abides by the rule that options may not amount to more than 1.5% of the number of ordinary shares issued per year. Mr **Dekker** went on to give more details about the incentives employed by the company. Since 1997, the year of the stock market flotation, the company has used a bonus system, which represents a settlement for performance contracts over the previous year, and an option scheme, which is an incentive for the future and intends to achieve long-term commitment. In terms of the latter, the rule is that options granted should not amount to more than 1.5% of the number of ordinary shares issued. With the objective of average growth of 10% plus over the years, measured in EPS, Nutreco intends to be a growth share where the issue of a maximum of 1.5% of shares is justified for an option scheme. The allocation of options is also at the discretion of the Supervisory Board. It is correct that growth for 2000 was 40%, while it amounted to only 3% before goodwill in 2001.

Nonetheless, the Supervisory Board believed that it had to take into consideration average growth over the years since, otherwise, they might run the risk that managers would use their bonus and option scheme to influence annual figures. Thus, growth of 2x15% would have been better for managers than growth of 40%, followed by growth of 3% the following year. Furthermore, Mr **Dekker** stated that the Supervisory Board had decided not to pay out a bonus for the year 2001 because the objectives had not been achieved. The proposal to include the allocation criteria in the annual report will be taken on board.

The Chairman then gave the floor to Ms **Evers**, who had been instructed by a foreign investor to oppose the proposed approval of accounts with 107,271 votes.

Ms **Van Soest**, representing overseas shareholders, voted against item 3 on the agenda in its entirety, with 237,116 shares.

Mr **Arends** from Hilversum asked about the conditions of the 750 million guilder loan taken out by the Company. Is the interest variable or is it fixed and what difference does a 1 percent interest rate fluctuation make to the annual accounts? Before passing the floor to the CFO, Mr **Dekker** pointed out that the loan in question was for 750 million euros, not guilders. Mr **Van Rijn** referred to page 74 of the annual report, which stated that the interest rate varies from 5.1% to 7.7% and that approximately 83% of the interest is fixed. The difference the influence of a 1% interest fluctuation can make can be deduced from the statement in the annual report to the effect that 38 million euros were paid in interest in 2001.

Mr **Hagen** from Driebergen wanted some explanation of the unspecified item entitled "Other Operating Expenses". In addition, he also recommended that references should always quote the page number. More specifically, this concerned page 72, which stated that the capital and reserves could be found with explanatory note 2 but the page number was not given.

The Chairman gave the floor to the CFO. Mr **Van Rijn** explained that these expenses related to general overheads, such as rent, buildings. electricity, energy, advisers and such like.

Mr **Dekker (VEB)** had the following additional questions: (i) What is the reason for the sharp decline in the turnover rate of capital and reserves? In Aquaculture, a 30% increase in turnover, or perhaps increase in production, is associated with an increase of 100% in net capital invested. Consequently, a discrepancy is evident between these figures; (ii) What precise methodology is used to amortise goodwill, in particular for one-off amortisations? If acquisitions are made and comparable companies exist, it is fairly easy. But if no acquisitions are made, do people use the Discounted Cash Flow method or do they follow their business instincts? Does the company do this itself or are third parties called upon? (iii) How do the costs compare to those of large and small competitors in salmon production? Finally, Mr **Dekker (VEB)** wanted to concur with the desire of the ABP that the option scheme be clearly explained in the annual report.

Concerning the latter point, **the Chairman** confirmed that the requested clarification would in future be included in the annual report and then gave the floor to Mr **Dekker**. He referred to the shift in Nutreco's portfolio. The company has become increasingly active in farming and processing salmon. The money is bound up in building up the biomass of fish in the water. These are the products with higher added value but which are also associated with an increase in capital employed. This is the reason for the change in these ratios. In defining the value, the company does indeed operate as already suggested, i.e. the discounted cash flow method, which is compared with its own valuation.

Mr **Den Bieman** responded that Nutreco constantly compares its own costs with those of competitors. Generally speaking, Nutreco is the best or one of the best operators in this respect in the various different countries. Occasionally, a local operator performs better than Nutreco as a large company, but it should be borne in mind that it is difficult to make a precise estimate of all the costs of small companies. In addition, cost differences are also dependent on presence in the value chain.

For example, in Canada Nutreco is not a cost leader because Nutreco does not have its own processing activities in Canada. By contrast, in Chile Nutreco is the best or at least one of the best. It is therefore difficult to give a general answer; it is a good idea to look at matters per company component, which receives constant attention from the management.

Mr **Persijn** came back to the point about valuation of the cost of the option scheme. Has account been taken of the value of the option scheme in the annual accounts and will further information be published about this in the next annual accounts? **The Chairman** reminded the meeting that Nutreco issues shares in fulfilment of the obligations ensuing from the option scheme. Mr **Van Rijn** added that, as was also the case in the past, options are not incorporated into the annual accounts. Mr **Persijn** proposed, as an alternative, including a footnote in the annual accounts describing what the impact would have been on the profit figures and referred in this context to the practice followed, he believed, by ABN Amro, Philips and Aegon. **The Chairman** promised that this would take place in the future.

Finally, Mr **Persijn** asked for further explanation of the relationship between the Company and MaesInvest B.V., which represents just over 16.04% of the capital issued. Mr **Dekker** replied that no special relationship exists with MaesInvest. This company was a financing vehicle for external financiers during the transition period from venture capital to the stock market flotation. Once per year, the management gives the same presentation to MaesInvest as to other investors. It is therefore not a subsidiary or a holding company, nor does it serve an administrative dual function.

Mr **Oostindie** from Alkmaar pointed out the printing error on page 72. **The Chairman** commented that this error had already been discussed and had been noted by the Company.

There being no further questions, **The Chairman** noted that the annual accounts had been approved by the meeting by 14,808,020 votes for and 344,387 votes against.

3.2 Declaration of dividend

Following allocation to reserves and payment of the dividend on the cumulative preferential A shares in accordance with Article 27 of the articles of association, a dividend of EUR 0.82 per share was available on ordinary shares. This corresponds to a dividend payment of 31% over the net result achieved over the period 1 January 2001 to 31 December 2001 payable to holders of ordinary shares, amounting to EUR 86.9 million. The percentage of 31% is thus equal to that for the year 2000.

Following deduction of the interim dividend paid in September 2001 of EUR 0.28, the final dividend amounts to EUR 0.54 per ordinary share.

In accordance with clause 28.2 of the articles of association, the Executive Board proposed, with the approval of the Supervisory Board, paying out the dividend at the discretion of the shareholders, wholly or partially, in cash or in the form of ordinary shares in the capital of the Company. Although the tax reforms in The Netherlands have made this choice less attractive to Dutch shareholders, experience from last year demonstrated that retaining this option was clearly appreciated by a substantial proportion of the shareholders. In this case, the issue of shares for stock dividend has a limited dilution effect; it should however be pointed out that the objectives of the Company in terms of growth in profits do justify this (limited) dilution effect.

By applying the recommendations made in this respect by the stock exchange, the ratio between the value of the dividend right and the cash dividend will be established by the Executive Board after trading hours, based on the closing prices on 11 June 2002. This period has therefore been reduced from 4 weeks last year to 2 weeks now. The procedure to be followed and the period during which the choice has to be made between payment in cash and payment in the form of ordinary shares in the capital were to be published the following day in the trade journals which had also advertised the convocation for this meeting and could also be consulted on Nutreco's web site.

Referring to the discussion from last year about the time for establishing the share exchange ratio, **the Chairman** confirmed that 1) the procedure followed corresponded in all respects with the recommendations of the stock exchange and 2) the duration of the selection period matched the practice followed by a considerable number of other companies in The Netherlands which are listed on the stock exchange. As was decided last year, the value of the stock dividend will be the same as that of the cash dividend.

Mr **Hagen** objected to the fact that the share exchange ratio was not fixed at a time allowing him to decide himself what to do with the remaining claim. The practice employed by the banks now means that any remaining claim is automatically sold. He referred to the practice employed by several other companies, where the share exchange ratio is established on the day of the General Meeting. He advocated following this same practice in the future.

The Chairman repeated that contact had again been made with the stock exchange, which confirmed that the practice followed by Nutreco did follow existing guidelines. This practice is also followed by a considerable number of other companies. The decision period had incidentally been reduced from 4 to 2 weeks. There being no further questions concerning this agenda item, **the Chairman** observed that the dividend for the year 2001 had been declared by the meeting by 14,808,020 votes for and 344,387 votes against.

3.3 Discharge of the Executive Board for the policy pursued and of the Supervisory Board for the supervision exercised

In accordance with the articles of association, discharge was requested for the Supervisory Board for the supervision exercised in 2001 and for the Executive Board for the policy pursued in 2001. **The Chairman** asked whether the shareholders had any questions regarding this last part of agenda item 3, i.e. the discharge.

There being no questions from shareholders regarding this item, **the Chairman** noted that the meeting approved the proposed discharge for the Supervisory Board for the supervision exercised and for the Executive Board for the policy pursued by 14,808,020 votes for and 344,387 votes against.

4. **Authorisation of the Executive Board - with the approval of the Supervisory Board - for purchase by the Company of shares in its own capital as referred to in Article 10 of the articles of association of the Company for a period of 18 months**

In accordance with Article 10 of the articles of association of the Company, the Executive Board was asked to grant authorisation, for a maximum period of 18 months, following approval by the Supervisory Board and without prejudice to the provisions of Article 98, Book 2 of the Dutch Civil Code, to obtain ordinary shares representing a maximum of 10% of the subscribed share capital of the Company at a price per ordinary share of between the nominal value of ordinary shares and 110% of the average price of ordinary shares on the stock exchange maintained by Euronext Amsterdam over the five trading days preceding the share purchase.
Article 98, Book 2 of the Dutch Civil Code, to which reference was made, contains a number of conditions which the Company's capital and reserves have to satisfy when shares in its own capital are purchased. Following approval of the annual accounts, which had just taken place, these conditions were now fulfilled in all respects.

In accordance with clause 29.1.c of the articles of association, this authorisation is subject to the prior approval of the holders of cumulative preferential A shares. **The Chairman** confirmed that the holders of these shares had agreed to the proposed authorisation and asked the meeting whether there were any questions concerning this item on the agenda.

Ms **Van Soest**, acting on behalf of foreign shareholders, voted against the proposed authorisation with 27,860 shares. There being no further questions or votes against, **the Chairman** noted that the meeting had approved this agenda item.

5. <u>Amendment of the articles of association</u>

The Chairman reminded the meeting that the articles of association require a quorum of 50% of the capital issued for this agenda item. This quorum requirement was not fulfilled at this meeting. This agenda item would therefore be discussed but this meeting could not take any decisions in this respect.

A proposal had been made to amend the articles of association of the Company. The draft of the amendment of the articles of association and the leaflet containing the present text of the articles of association, the draft articles of association and the explanation of the amendments had been filed together with the remaining documents relating to this general meeting, had been placed on the Company's web site and had also been sent free of charge to all shareholders wishing to take part in the meeting or who had requested that the documents be forwarded. The reason for this amendment of the articles of association is the abolition of the statutory structure regime rules within Nutreco Holding N.V. The reason for this was that Nutreco Holding N.V. is eligible for complete exemption from these statutory rules. The statutory structure regime rules will be introduced at Nutreco Nederland B.V., which is the holding company for most of Nutreco's operating companies in The Netherlands. As previously mentioned, approximately 80% of the Group's workforce are employed outside The Netherlands. As mentioned in the explanation, the most important changes relate to:

1. Abolition of the statutory structure regime rules, which means that Articles 158 to 164 of Book 2 of the Dutch Civil Code are no longer applicable;

2. The appointment of all members of the Supervisory Board by the General Meeting of Shareholders following a binding nomination by the Supervisory Board unless the General Meeting of Shareholders removes the binding nature of the nomination by two-thirds of the votes cast, representing more than one-third of the issued share capital;
3. The suspension and dismissal of members of the Supervisory Board by the General Meeting of Shareholders by two-thirds of the votes cast, representing more than one-third of the issued share capital;
4. The appointment, suspension and dismissal of members of the Executive Board by the General Meeting of Shareholders following a binding nomination by the Supervisory Board unless the General Meeting of Shareholders removes the binding nature of the nomination by two-thirds of the votes cast, representing more than one-third of the issued share capital;
5. Extension of the conflicting interests clause. This is a very technical matter but it is in any case to the advantage of the shareholders;
6. Abolition of the age limit of seventy-two for members of the Supervisory Board. **The Chairman** stated that this did not imply that members of the Supervisory Board will stay until they reach this age or older, but simply that the limit, under the articles of association, would be removed. A provision relating to the term of office is included in an internal regulation.
7. Abolition of the provision that members of the Supervisory Board can be allocated a fee linked to results.
8. Removal of the obligation that the agenda for a General Meeting of Shareholders and the annual accounts for the Company be filed in Amsterdam. This point is also technical in nature and **the Chairman** confirmed that the agenda would be appropriately published, sent to shareholders and made available on the Company's web site.
9. Extension of the convocation period from twenty-eight days to forty-five days for a second General Meeting of Shareholders if the required capital were not represented at the first meeting.
10. Change of name from Amsterdam Exchanges N.V. to Euronext Amsterdam N.V. throughout the articles of association, as well as some minor adjustments to the text.

Finally, the meeting was asked to grant authorisation to every director and every employee of De Brauw Blackstone Westbroek N.V. to request the required ministerial approval, to make the changes required by the Ministry and to have the deed amending the articles of association executed.

The Chairman repeated that the quorum requirement was not fulfilled at this meeting, so that an Extraordinary General Meeting of Shareholders would be held. This would take place on 20 June 2002 at 11.00 a.m. at the offices of the Company in Boxmeer. This meeting would be able to make valid decisions, regardless of the number of shares present or represented. **The Chairman** added to this that allowing the statutory structure regime ruling to pass down to the Dutch sub-holding, in this case Nutreco Nederland B.V., was also taking place in other companies.

Since the stock exchange-listed company is no longer a structure regime status company, the shareholders have more power and are involved in matters such as the appointment of members of the Supervisory Board and the Executive Board.

The Chairman gave the floor to Mr **Persijn** of the ABP. As an opponent of the statutory structure regime rules, the ABP welcomed their proposed abolition. Nonetheless, he believed that the proposal did not serve the interests of shareholders because the rules were being exchanged for a system of binding nominations and allowed a direct nomination by the works council of one-third of the Supervisory Board to be evaded. He asked the meeting to consider giving serious influence to the meeting of shareholders concerning the appointment and dismissal of members of the Executive Board and Supervisory Board. Along the same lines, he asked whether anyone was willing, at the next General Meeting – which could therefore be the Extraordinary General Meeting of Shareholders – to make an additional proposal whereby the quorum requirement for appointment and dismissal would be lowered to 10% of the subscribed capital. Finally, he asked whether discussions had been held with the works council to the effect that the present (Social and Economic Council - SEC) draft bill implies that the council can nominate one-third of the Supervisory Board and that the proposal, as currently formulated, does not assign this competence to the works council?

The Chairman believed that the proposal does certainly benefit the shareholders and referred to the fact that several companies have introduced a higher quorum requirement. The proposal by the Company is in line with the proposal by the SEC which imposes a quorum of one-third, two-thirds. He believed that a quorum of 10% is too small and would allow a relatively small shareholder to exercise significant influence during a vote. The second question concerned the fact that the central works council could be in a position to appoint one-third of the Supervisory Board.

In the proposal formulated, the statutory structure regime rules are introduced at the level of the Dutch sub-holding, where the Central Works Council will be able to appoint one-third of the Supervisory Board. The candidate nominated by the Central Works Council will therefore be somebody who knows The Netherlands well. The issue is therefore The Netherlands and that is in fact also where the works council is looking. Approximately 80% of the Company's employees work outside The Netherlands and **the Chairman** believed that the composition of the Supervisory Board, on which two Dutch people and three foreigners sit, was adequate for supervising the policy of the Executive Board of an internationally active group. He further confirmed the attention given to the fact that the Central Works Council went along with the proposal to establish a Supervisory Board at Dutch level, where they can appoint one-third of the Supervisory Board.

The Chairman asked if there were any further questions. One lady wished to vote against the proposal, but **the Chairman** pointed out that, since this meeting did not meet the quorum requirement, this meeting could not vote on the proposal and invited her to do so at the planned Extraordinary Meeting of Shareholders.

The Chairman then gave the floor to Mr **Dekker (VEB)**. Mr **Dekker (VEB)** said that the line of thinking followed by the VEB very closely matched that of the ABP and proposed adjusting the quorum requirement to 25% for the sake of practicality.

The Chairman reiterated that the Company wished to abide by the quorum requirement of the Social and Economic Council.

Mr **Dekker (VEB)** also pointed out that the VEB regarded the term of office for a member of the Supervisory Board as important and was thinking of a maximum of 10-12 years. **The Chairman** confirmed that it was indeed three terms of office of 4 years.

Finally, Mr **Dekker (VEB)** said that the VEB is keen on quarterly results. **The Chairman** gave the floor to Mr **Dekker**, who confirmed that the subject had repeatedly been discussed. He preferred making decisions about publication of quarterly results and their timing within the Executive Board and the Supervisory Board. When asked, he believed that this was not a subject which should be discussed at the meeting of 20 June. He noted the desire of the VEB regarding the early introduction of the publication of quarterly results.

Mr **Persijn** of the ABP asked again, relating to the appointment of members of the Supervisory Board and of the Executive Board, whether **the Chairman** would be willing, only during peace time, to make non-binding nominations for the appointment of members of the Executive Board and Supervisory Board and referred, in this context, to the recent decision in this respect made by Numico, with which he was familiar.

The Chairman explained, for the benefit of the meeting, that he is also Chairman of the Supervisory Board of Numico, which has indeed accepted such a decision, i.e. a non-binding nomination during peace time and when no difficult matters have to be dealt with, binding when something difficult arises. Non-binding means that shareholders at the meeting are free to decide on the nomination and at that meeting (of Numico) a number of decisions were taken on a non-binding nomination. He wondered whether the draft articles of association in their present wording allowed for this and looked towards notary Mr **Schoonbrood**, who nodded in the affirmative. **The Chairman** therefore decided that the binding nature of the proposal can be broken but that it is also possible to assign more rights to the meeting of shareholders by making a proposal which is non-binding – something which will be decided upon in due course.

There being no further questions concerning this item on the agenda, **the Chairman** proceeded to item 6 on the agenda.

6. Announcement by the Supervisory Board concerning the periodic resignation of a member of the Supervisory Board and his reappointment

In accordance with the recommendations of the Corporate Governance Committee, in 1997 a resignation schedule was introduced. According to this schedule, Mr **Yves Barbieux** resigns at this General Meeting of Shareholders. Mr **Barbieux** has informed the Supervisory Board that he wishes to be eligible for reappointment. The explanatory note to this agenda item states Mr **Barbieux**'s details as referred to in Article 142, Book 2 of the Dutch Civil Code, as well as the reason why the Supervisory Board wishes to reappoint him.

The meeting of shareholders can make a recommendation or raise objections. The Central Works Council also has these rights. The Executive Board has the right of recommendation.

The Executive Board and the Central Works Council support the intention of the Supervisory Board to reappoint Mr **Barbieux** as a member of the Supervisory Board of Nutreco Holding N.V. for a further period of four years, terminating at the General Meeting of Shareholders in 2006.

The Chairman asked the meeting whether it wished to make a recommendation.

Since the meeting did not wish to make a recommendation, he informed the meeting of the fact that the Board wished to reappoint Mr **Barbieux** as a member of the Supervisory Board. As provided by the law and the articles of association, he wished formally to give the meeting the opportunity to raise objections to the intended appointment.

The Chairman observed that the meeting did not wish to object to the intended appointment. At its next meeting, the Supervisory Board would reappoint Mr **Barbieux** as a member of the Supervisory Board for a further period of four years. He congratulated Mr **Barbieux** on behalf of the Board.

No questions were raised regarding this agenda item and **the Chairman** proceeded to item 7 on the agenda.

7. <u>Announcements and Any Other Business</u>

The Chairman reminded the meeting that those entitled to attend the meeting could take a card from the information desk, on which they could indicate whether they wished the minutes of this meeting and other documents to be sent to them. **The Chairman** invited the meeting to hand in this card, duly completed, to the information desk or to send it to the company and asked whether any other shareholders wished to take the floor.

Mr **Hagen** mentioned that he could not find in the annual report the name and address or telephone number of the person responsible for investor relations. He also asked for a clearer font to be used on pages 102 to 107 for the countries. He also asked that the glossary be supplemented. For instance, in the glossary for the Social & Environmental Report, a number of terms are explained which do not occur in the glossary for the annual report and vice versa. It would also have been a good idea to print the glossary on one fold-out page, which would have made it easier to consult.

He also could not find an explanation of the shareholdings of the members of the Supervisory Board and Executive Board and would have liked to see a summary of consolidations and partial consolidations. Finally, he pointed out that German companies are also mentioned on page 107 under Agri Feed Benelux, which is incorrect because Germany is not one of the Benelux countries.

The Chairman made the following points:

- Investor Relations: Mr **Dekker** replied that the person responsible is Mr Jurgen Pullens, who was present in the room. He also said that a new Corporate Communications Manager, Mr Frank van Ooijen, had recently been appointed, who was also present in the room. The information will be included in the annual report and on the web site;
- Font for the countries: this will be looked into;
- Glossary: the glossary is already a fold-out page. The possibility of complementing it will be examined.
- Shareholding of members of the Supervisory Board and the Executive Board: this is stated on page 90 of the annual report. Mr **Hagen** preferred the shareholding to be detailed and this was noted.
- Consolidations: a list of the most important operating companies is given in the annual report. The proposal that a complete list be included was recorded;
- Agri Feed Benelux: this is the internal name for the business unit, not its commercial name. This will be examined with Mr **Steinemann.**

Mr **Kemper** asked how the auditor was appointed at Nutreco. He also asked whether trips to one of the production companies were organised for shareholders.

The Chairman replied that the auditor has been KPMG Accountants N.V. for some time and acknowledged the comment that reappointment of the accountant was increasingly being put forward as an agenda item. In this context, he looked towards the secretary who added that, in The Netherlands, no legal obligation exists to put the reappointment of the accountant on the agenda but added that it would not be a problem to do this in the future. **The Chairman** agreed with this. Reappointment of the accountant will be placed on the agenda of the next annual meeting.
As far as the company visit was concerned, **the Chairman** proposed examining the level of interest in this. At the end of the meeting, shareholders could give their names if interested in a company visit, for further consideration.

Mr **Fels** looked at the activities of Nutreco in the industrial column and thought that Nutreco could take a step further by targeting the consumer directly, for example by testing whether a speciality salmon shop, snack bar or similar could be set up in a supermarket or in Norway, Chile or somewhere else, in order to increase Nutreco's name familiarity.

The Chairman confirmed that the Supervisory Board holds very regular discussions with the Executive Board about how the company can move closer to consumers and referred also to Mr **Dekker**'s presentation on this subject. Mr **Dekker** added that the company is indeed moving in that direction but that more time is needed to decide on what means to use. One of the questions was whether the brand name Nutreco should be used or not. For example, Nestlé uses its own brand name generically, while Unilever for example does not. The same also applies to the use of the Nutricia brand name. These were therefore justified comments and Mr **Dekker** hoped to be able to demonstrate progress in subsequent years.

Mr **Van Ruiten** from Helmond pointed out that the minutes of the previous meeting were not available at the entrance to the meeting. A misunderstanding seemed to have arisen because copies of the minutes were definitely available and measures were being taken to ensure that these would be made available in the reception area.

Mr **De Wit** also represented the VEB and wished to return to the item about the appointment of members of the Supervisory Board. He had again checked over the draft text and did not agree with notary Mr **Schoonbrood**'s position because the text of the draft articles of association talks about a nomination which is binding *in principle*. Consequently, he wanted the draft to be changed in this respect and to be submitted to the Extraordinary Meeting of Shareholders to be held on 20 June 2002. Notary Mr **Schoonbrood** did not agree with this interpretation and further explained the text of clause 14.3 of the draft articles of association. The appointment of members of the Supervisory Board by the General Meeting of Shareholders takes place following nomination.
The concept of a binding nomination by the Supervisory Board is not therefore included here and this nomination includes at least two people for each place to be filled. If the nomination were binding in nature, the binding nature can be removed by two-thirds of one-third. He concluded from reading the first two sentences of the clause that it is therefore possible to make a nomination which is not binding. Mr **De Wit** believed that this still left room for a different interpretation and agreed that indicating whether the nomination were binding or not would remove the confusion.

The Chairman then gave the floor to Mr **Boon**. He referred to the word of welcome in which **the Chairman** also welcomed the delegation from the Central Works Council and asked whether they were present privately or whether they were attending the meeting by virtue of their positions so that the matters discussed at the meeting could be discussed at the Central Works Council. Secondly, he referred to page 100 of the annual report, concerning the spread of Nutreco companies, where poultry or pig farms were mentioned for breeding businesses, while it should read one or the other.

Mr **Dekker** replied that two members of the Central Works Council were present at the meeting and, in various permutations, were also present at previous meetings. The Executive Board is particularly appreciative of this. They were not present privately and their presence was helpful and provided continuity to the dialogue. Shareholders can also meet with them following the close of the meeting.
In response to the question about page 100 of the annual report and the breeding business, Mr **Dekker** confirmed that this referred to either poultry or pigs. The language used in the text will be checked in more detail.

Mr **Kleber** from Hoevelaken wanted to know whether Nutreco was interested in the salmon industry in Alaska. Mr **Den Bieman** replied that Nutreco is only involved in farming salmon, which is forbidden by law in Alaska. Alaska has no farms for consumer fish, only for breeding young salmon which are then released into rivers. Nutreco only sells feed to these farms.

8. Close

The Chairman closed the meeting at 17.20 hours.

R. Zwartendijk	B. Verwilghen
Chairman	Company Secretary

Nutreco - Profile

- World's number 1 in aquaculture
- Europe's largest feed and premix producer
- Important producer of pig and poultry meat in Benelux and in Spain (poultry)

EBITA*



Aquaculture
Agriculture
200
180
160
140
120
100
80
60
40
20
0
55%
59%
45%
29%
52%
1997
1998
1999
2000
2001

nutreco

* excluding overhead costs

Nutreco - Presence in three food production chains



Fish
Poultry
Pigs
Marketing/ Processing
Marketing/ Processing
Marketing/ Processing
Farming
Farming
Farming
Breeding
Breeding
Breeding
Feed/fish feed
Premix

Enhancing value through a co-ordinated approach

- Selected stages of food chains
- Robust portfolio
- International spread
- Market leadership positions
- Feed and premix 50% of net sales

■ Nutreco activities

nutreco

Nutreco - Net sales per activity



2000
2001
928
851
271
402
80
82
450
758
436
488
358
569
603
685
Compound feed
Premix
Breeding
Poultry
Pork
Salmon
Fish feed

Agriculture
2000: EUR 2,165
2001: EUR 2,581

Aquaculture
2000: EUR 961
2001: EUR 1,254

nutreco

Nutreco - Key focus

Food safety is key!





'From consumer to origin and from origin to consumer'

Value related to:

- Tracking & tracing systems
- Covering the entire value chain
- Quality management & measurement
- Innovation
- Crisis management

Nutreco & food safety:

- HACCP in all parts of the chain
- 'Traffic-light' system for suppliers
- Fast & reliable tracking & tracing: NuTrace®
- Crisis and issue management
- Innovation (e.g. Greenline - natural alternatives for antibiotics)

nutreco

Nutreco - Agriculture performance

EUR million


1998
1999
2000
2001
53
47
43
99
1,841
1,910
2,165
2,581
EBITA
Net sales

2001

Spain

- Favourable prices chicken and pigs
- Increased demand for poultry products
- Strengthening poultry and premix position due to acquisition Agrovic

Benelux

- Positive impact restructuring
- Higher contribution added value products (poultry and premix)
- Positive contribution acquisition (Ham, Laurus)

Premix: strong growth of all product categories, good contribution of acquisitions, mainly in the US

Breeding activities: strong recovery

nutreco

Nutreco - Acquisitions Agriculture

- Acquisitions 2001:
  - Ham Kip (Benelux)
  - Central meat processing facilities Laurus (the Netherlands)
  - Ducoa (USA)
  - Agrovic (Spain)
- Successful integration and reorganisation
- Profit enhancing

nutreco

Nutreco - Aquaculture markets

- Further growth of salmon consumption
- Higher consumer demand for quality, traceability and food safety
- Further consolidation of Aquaculture industry
- Other fish species promising
- Declining salmon prices compared to extraordinary conditions in 2000
- Strategic cooperation with retailers and foodservice

nutreco

Nutreco - Aquaculture performance

EUR million



1998
1999
2000
2001
38
58
103
92
EBITA
624
690
961
1,254
Net sales

Key events

- EBITA -11%
- Strong growth salmon consumption
- Historical low salmon prices
- High feed volumes

- Acquisitions
  - Integration and reorganisation Hydro Seafood almost completed
  - Take-over largest feed producer in Australia

nutreco

Nutreco - Financial Performance

EUR million


1998
1999
2000
2001
82
97
136
177
2,465
2,601
3,126
3,835
EBITA
Net sales

In 2001:

Net sales +23%

- organic +7%
- acquisitions +16%

EBITA +30%

- organic +14%
- acquisitions +16%

Excluding currency effects <1%

nutreco

Nutreco - Net income

EUR million	1998	1999	2000	2001
EBITA	82	97	136	177
Goodwill amortisation	-	-	(1)	(13)
EBIT	82	97	135	164
Financial income and charges	(11)	(9)	(13)	(38)
Effective tax rate (%)	25.3%	25.2%	26.5%	24.2%
Net income	52	64	91	92
Net income to ordinary shares	47	60	86	87

nutreco

Nutreco - Key figures per share

	2000	2001	Δ %
Number of ordinary shares outstanding (x1000)	32,133	32,660	2%
Average number of ordinary shares (x1000)	29,545	32,589	10%
Earnings per share			
• before goodwill (EUR)	2.96	3.06	3%
• after goodwill (EUR)	2.92	2.67	(9%)
Dividend per ordinary share (EUR)	0.82	0.82	
Pay-out	31%	31%	

nutreco

Nutreco - Balance sheet

EUR million	2000	2001
Fixed assets		
- intangible	346	393
- tangible	444	576
- financial	28	42
Inventories	319	384
Receivables	523	562
Cash and equivalents	31	41
	1,691	1,998

EUR million	2000	2001
Equity	564	666
Minority interest	19	24
Provisions	82	61
Deferred taxes	52	37
Long-term debt	357	440
Short-term debt		
- interest-bearing	40	79
- non interest-bearing	577	691
	1,691	1,998

nutreco

Strategy

Agriculture	Aquaculture
▪ A leading role in consolidation of the industry in selected regions	▪ Realising organic growth in existing activities
▪ Reinforcing positions at selected stages of the food production chain	▪ Strengthening positions at selected stages of the food production chain
▪ Geographical expansion	▪ Building up positions in other fish species and in new regions

nutreco

Why cod farming?

- Declining catches
- Good prices
- First time breeding of a specie that is already consumed by a broad public
- We can succeed due to:
  - Recent developments in seabream fry production
  - Know-how of modern production methods

nutreco

From egg to first feed - cod vs salmon

	Cod	Salmon
Egg size (mm)	1.2	6.2
Relative volume	1	140
Size at hatch (mm)	4	25
Yolk sac stage, temperature days	60	300
First feed	Live feeds	Dry feed

nutreco

Nutreco - Important events

- Outbreak of foot and mouth disease
- Excellent year for Agriculture and specifically poultry
- Low salmon prices
- Decreasing adjustment outlook November 2001
- Food safety and sustainability remain spearheads (NuTrace®)
- Social and Environmental report (May 2001, April 2002)
- Pro-active, open and transparent
  AquaVision 2002
  Agri Vision 2003

nutreco

Nutreco - Salmon consumption

Δ % per annum


2001
2000
1999
Japan
60
55
64
-8%
+16%
USA
170
203
250
+19%
+23%
EU
445
461
491
+4%
+7%
Others
121
144
174
+19%
+21%
0
200
400
600
000's Tonnes WFE

Source: Kontali

- Farmed fish increasing
- Continuing consumption growth
- USA particularly strong
- Expansion and increased importance of other markets
- Importance of retail and marketing

nutreco

Nutreco - Salmon prices US


4,00
3,50
3,00
2,50
2,00
1,50
1,00
0,50
0,00
Sep 11
US$/LB
1-1-97
1-1-98
1-1-99
1-1-00
1-1-01
1-1-02

	Average Price 2000	Average Price 2001	2001 vs 2000	Price 17/05/2002	17/05/2002 vs 01/01/2002
3 - 4 LBS FILLET PINBONE OUT Chilean Fillets FOB Miami	3.16 $ / lb	2.19 $ / lb	-31%	3.00 $ / lb	+60%
8 - 10 LBS DHON North East FOB Northeast	2.29 $ / lb	1.61 $ / lb	-30%	1.95 $ / lb	+40%

Source: Urner Barry / Nutreco

- Chilean fillet prices are at their highest level since September 2000 and are up by 60% from January 1, 2002
- Chilean fillets account for 55% of all Atlantic Salmon imports into the US
- Following September 11th demand in foodservice in the "White Table Cloth" segment softened whereas "Casual Dining" increased. In retail the demand increased

nutreco

Nutreco - Positive growth & price development

Industry increasingly professional and sophisticated
- Chilean production increase limited
- Norwegian biomass change and feed input moderate
- Trade issues
- Liquidity squeeze on poor performance
- Stricter legal and environmental obligations
- Focus on internal efficiencies

Evidence of more balanced outlook
- Strong demand continues, especially in US
- Moderate supply increase - conditions for price rebound
- Current prices increased ± 60% YTD 2002

Innovation and new product development will generate the next wave

Americas - Atlantic Salmon Supply Change Y-o-Y
Production in Chile, USA & Canada



UB Salmon Chilean Fillet 3-4lbs Pinbone Out FOB Miami
Y-o-Y Change
USD / lb
80,0%
70,0%
60,0%
50,0%
40,0%
30,0%
20,0%
10,0%
0,0%
-10,0%
-20,0%
4
3,5
3
2,5
2
1,5
1
0,5
0
jan-99
mrt-99
mei-99
jul-99
sep-99
nov-99
jan-00
mrt-00
mei-00
jul-00
sep-00
nov-00
jan-01
mrt-01
mei-01
jul-01
sep-01
nov-01
jan-02
mrt-02
mei-02
jul-02
sep-02
nov-02

nutreco

Source: Kontali / Nutreco / Urner Barry

Outlook 2002

Nutreco expects with continuation of recent market trends:

- **First half year:**
  - **Earnings before amortisation of goodwill (EBITA) to be halved compared to same period last year**
  - **Slight positive net result**
- **Second half year:**
  - **Strong recovery of EBITA and net result**
  - **Traditionally two thirds of the full year result realised in the second half of the year**
  - **Despite positive signals, we will not make an outlook statement for the the whole of the year 2002**
  - ***Nutreco maintains its long-term objective to realise an average growth of 10+% in net result and earnings per share***

nutreco

nutreco

02 OCT 25 AM 9:06

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

Minutes

of the

Extraordinary General Meeting of Shareholders

of

Nutreco Holding N.V.

held on 20 June 2002

Minutes of the proceedings of the Extraordinary General Meeting of Shareholders of the public limited liability company Nutreco Holding N.V. ("the Company") with offices in Boxmeer, held at the offices of Nutreco, Veerstraat 38, Boxmeer, on 20 June 2002 at 11.00 hours

1. <u>Opening</u>

Mr **Rob Zwartendijk**, Chairman of the Supervisory Board, acted as Chairman of the meeting and opened the Extraordinary General Meeting of Shareholders at 11.00 hours. Mr **Wout Dekker**, Chairman of the Executive Board, had taken a seat beside him. He warmly welcomed the shareholders as well as guests and a delegation from the Central Works Council, attending the meeting as observers.

The Chairman appointed Mr **Bernard Verwilghen**, Company Secretary, as secretary of the meeting and informed that the minutes of the meeting would be taken by Mr **P. Klemann**, notary practising with De Brauw Blackstone Westbroek N.V.

The Chairman observed that the invitation and agenda for this meeting had been published in Het Financieele Dagblad and the Officiële Prijscourant on 5 June 2002 and that the agenda and explanatory notes with appendix had been made available for inspection and distribution free of charge at the offices of the Company and branches of the Rabobank in Amsterdam and Utrecht, had been sent free of charge to shareholders who had had their shares registered and had also been placed on the Company's web site (www.nutreco.com).

The invitation to this meeting stated that shareholders wishing to attend this meeting should register their share certificates no later than Friday 14 June 2002 at the bank stated in the convocation.

No requests to place other agenda items on the agenda had been received from shareholders holding more than 1% of the ordinary shares issued.

The Chairman pointed out to the meeting that the quorum of 50% of issued shares present or represented, required by the articles of association, was not achieved at the General Meeting of Shareholders of 23 May 2002, which meant that this Extraordinary General Meeting of Shareholders had been convened within the period envisaged in the articles of association. In accordance with clause 29.3 of the articles of association, this meeting can take valid decisions on this agenda item, regardless of the capital represented, by an ordinary majority of shares present or represented.

The Chairman observed therefore that the legal conditions and those contained in the articles of association had been satisfied and that this Extraordinary General Meeting of Shareholders was authorised to make legal decisions relating to all the proposals on the agenda.

Before proceeding to item 2 on the agenda, **the Chairman** directed the meeting's attention to the following points, which would help the meeting to run smoothly:

1. An opportunity to ask questions will arise following the explanation to each agenda item.
2. **The Chairman** requested those wishing to ask questions to make this clearly known and, once they have been given the floor, to make use of the microphone installed for this purpose. It is important – particularly for reporting purposes – that the person's name and address and, if appropriate, the organisation being represented, be clearly stated.

The Chairman informed the meeting that the number of shareholders present in person or by proxy was 21 and that the total number of voting shares present at the meeting and/or represented was 17,061,684, consisting of 10,820,184 ordinary shares (32.7% of total ordinary shares issued) and 6,241,500 cumulative preferential A shares (100% of the issued cumulative preferential A shares).

The Chairman then proposed moving on to deal with item 2 on the agenda.

2. Amendment of the articles of association

The draft of the amendment of the articles of association and a leaflet containing the present text of the articles of association, the draft articles of association and an explanation of the changes, as well as amendments clarifying clauses 14.3 and 14.5 of the draft articles of association, arising from discussion of the draft articles of association at the General Meeting of Shareholders of 23 May 2002, had been filed as an appendix to the agenda and explanatory notes, sent to shareholders and also placed on the Company's web site.

The Chairman referred to the explanatory notes and informed the meeting that the proposed changes related to:

(i) Abolishing the statutory structure regime rules, which meant that Articles 158 to 164 of Book 2 of the Dutch Civil Code were no longer applicable;

(ii) The appointment of all members of the Supervisory Board by the General Meeting of Shareholders (GMS) following nomination by the Supervisory Board. The nomination can be binding or non-binding. If the nomination is binding, the GMS can remove the binding nature of the nomination by two-thirds of votes cast, representing more than one-third of the issued share capital;

(iii) The suspension and dismissal of members of the Supervisory Board by the GMS by two-thirds of the votes cast, representing more than one-third of the issued share capital;

(iv) The appointment, suspension and dismissal of members of the Executive Board by the GMS following nomination by the Supervisory Board. The nomination can be binding or non-binding. If the nomination is binding, the GMS can remove the binding nature of the nomination by two-thirds of votes cast, representing more than one-third of the issued share capital;

(v) Extension of the conflicting interests clause;

(vi) Abolition of the age limit of 72 years for Supervisory Board members. **The Chairman** added that, according to the Regulations of the Supervisory Board, the term of office for Supervisory Board members is limited to a maximum of 3 terms of 4 years each;

(vii) Abolition of the provision that Supervisory Board members can be awarded a fee dependent on results;

(viii) Termination of the obligation that the agenda for a GMS and the annual accounts of the Company be filed in Amsterdam;

(ix) Extension of the convocation period from 28 days to 45 days for a second GMS if the required capital was not represented at the first meeting;

(x) The change of name from Amsterdam Exchanges N.V. to Euronext Amsterdam N.V. throughout the articles of association, as well as some smaller adjustments to the text.

The remaining changes were of a textual or technical nature

Finally, authorisation was requested to grant every employee of De Brauw Blackstone Westbroek N.V. authorisation to apply for the required ministerial approval, possibly to make the changes required by the Ministry and to have the deed containing the amendment of the articles of association executed.

In accordance with clause 29.1 of the articles of association, a change to certain clauses in the articles of association should be approved by the holders of cumulative preferential A shares. The holders of these shares have confirmed their consent to the proposed amendment of the articles of association.

Summarising, **the Chairman** declared that the proposed changes should be seen within the context of the advice given by the Social and Economic Council and imply greater participation by the shareholders. The statutory structure regime rules will also be introduced at the level of the Dutch sub-holding, Nutreco Nederland B.V., where one-third of the Supervisory Board members will be nominated by the Central Works Council.

The Chairman asked the meeting if any questions or comments had arisen with respect to the agenda item under discussion. None of those at the meeting had questions or wished to make comments and **the Chairman** noted that the meeting had unanimously approved the amendment of the articles of association.

3. Close

The Chairman closed the meeting at 11.20 hours.

R. Zwartendijk	B. Verwilghen
Chairman	Company Secretary

Unofficial translation

NUTRECO HOLDING N.V.

Interim dividend 2002

The Executive Board has fixed the interim dividend due to holders of ordinary shares for the period from 1 January 2002 up to and including 30 June 2002 at EUR 0.28 per share.

The interim dividend can be paid out either entirely in cash, after deduction of 25% dividend tax, or in ordinary shares which will be charged to the tax-free share premium reserve in a ratio yet to be determined. Payment in ordinary shares is exempt from Dutch dividend taxes.

On Friday, 30 August 2002, following closure of Euronext Amsterdam and based on the closing price for that day, the Executive Board will determine how many dividend rights grant the right to one new ordinary share. The value of the interim dividend in ordinary shares will be equal to the cash dividend. The new ordinary shares are entitled to the final dividend for 2002 and dividend for the subsequent financial years.

Dividend rights will not be traded on Euronext Amsterdam.

The following timetable applies:

8 August 2002:	ex dividend quotation;
8 August – 30 August 2002:	decision period;
30 August 2002:	determination of the number of dividend rights granting the right to one new ordinary share;
5 September 2002:	dividend payment in cash and delivery of ordinary shares.

Shareholders wishing to receive payment of the interim dividend in ordinary shares should make their choice known via their bank or broker to Rabobank Nederland Effectendiensten, Croeselaan 22, Utrecht (333ISS2), fax number +31 30 2166767. If no choice is made known the interim dividend will be paid out to shareholders in cash, after deduction of 25% dividend tax. Delivery of shares will only be made on the basis of the total number of dividend rights delivered, where any remaining fraction of one ordinary share will be paid out in cash.

Upon conversion of dividend rights in the period up to and including 30 August 2002 a commission will be paid to the institutions admitted to Euronext Amsterdam in accordance with the overview of Rabobank Nederland Effectendiensten, so that this conversion can take place free of commission-charges to the holders.

Boxmeer, 6 August 2002

NUTRECO HOLDING N.V.

INTERIMDIVIDEND 2002

De Raad van Bestuur heeft het interimdividend over de periode 1 januari 2002 tot en met 30 juni 2002 toekomend aan houders van gewone aandelen vastgesteld op EUR 0,28 per gewoon aandeel.

Het interimdividend wordt naar keuze uitgekeerd geheel in contanten, onder aftrek van 25% dividendbelasting, dan wel in gewone aandelen ten laste van de belastingvrije agio-reserve, in een nog nader te bepalen verhouding. De uitkering in gewone aandelen is vrij van Nederlandse dividendbelasting.

Op vrijdag 30 augustus 2002 na sluiting van Euronext Amsterdam zal, op basis van de slotkoers van die dag, door de Raad van Bestuur worden vastgesteld hoeveel dividend-rechten recht geven op één nieuw gewoon aandeel. De waarde van het interimdividend in gewone aandelen zal gelijk zijn aan het contante dividend. De nieuwe gewone aandelen zijn gerechtigd tot slotdividend over 2002 en dividend over de volgende boekjaren.

Op Euronext Amsterdam zal geen handel in dividendrechten plaatsvinden.

Het volgende tijdschema is van toepassing:

8 augustus 2002:	ex-dividendnotering
9 augustus t/m 30 augustus 2002:	keuzeperiode
30 augustus 2002:	vaststelling van het aantal dividendrechten dat recht geeft op één nieuw gewoon aandeel
5 september 2002:	betaalbaarstelling dividend in contanten en levering van gewone aandelen

Aandeelhouders die de uitkering van het interimdividend in gewone aandelen wensen te ontvangen dienen hun keuze via hun bank of commissionair kenbaar te maken bij Rabobank Nederland Effectendiensten, Croeselaan 22 te Utrecht (3331SS2). Bij het uit-blijven van een keuze wordt het interimdividend in contanten, onder aftrek van 25% dividendbelasting, aan aandeelhouders uitgekeerd. Levering van aandelen zal uitsluitend geschieden op basis van het totale aantal geleverde dividendrechten, waarbij de eventueel resterende fractie van één gewoon aandeel wordt uitgekeerd in contanten.

Bij omwisseling van dividendrechten in de periode tot en met 30 augustus 2002 zal aan tot Euronext Amsterdam toegelaten instellingen de provisie conform het overzicht van Rabobank Nederland Effectendiensten worden vergoed, zodat bedoelde omwisseling in genoemde periode voor de houders vrij van provisie kan plaatsvinden.

Boxmeer, 6 augustus 2002

Amersfoort, 11 June 2002

VALUE STOCK DIVIDEND NUTRECO HOLDING 1 SHARE FOR 69

Nutreco Holding N.V. announces that the amount of the stock dividend has been determined. This will amount to 1 new ordinary share for every 69 existing ordinary shares. Based on the closing of 11 June 2002 of EUR 37.50, 1/69th share represents a value of EUR 0.543, which is 0.6% higher than the gross final dividend in cash of EUR 0.54 per ordinary share.

The payment of the final dividend in cash and the delivery of ordinary shares will take place on June 18, 2002.

Nutreco Holding N.V.

Nutreco Holding N.V. is an international company with leading positions in high-quality animal and fish feed industries and in fish farming. The Group's main activities centre on the production of compound feed for pigs, poultry and cattle as well as salmonid fish feed and the farming, processing and marketing of high-quality salmon products. Other Nutreco activities include the production of premixes and speciality feed, poultry and pork processing and pig and poultry breeding. These activities are organised into two business streams, Nutreco Aquaculture and Nutreco Agriculture. Five Business Groups with eighteen Business Units operate within these streams, incorporating more than 120 production and processing plants in 22 countries with 13,000 employees. Since its flotation in June 1997, Nutreco made acquisitions in the Netherlands, Spain, Germany, Canada, Poland, Chile, France, Portugal, Scotland, Belgium, Hungary, Norway, Australia and the United States of America. Nutreco's sales in 2001 were EUR 3,835.3 million. Nutreco is quoted on the Official Segment of the stock market of Euronext (Amsterdam) and is included in the Amsterdam Midkap Index, the Euronext 150 Index and the Next Prime Index (Euronext).

For more information on this press release:

Nutreco Holding N.V.
Frank van Ooijen
Corporate Communications Director
telephone: +31 33 422 6140
mobile: +31 655 340 012

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

Amersfoort, 06 August 2002

FIRST HALF YEAR RESULTS 2002 IN LINE WITH COMPANY'S FORECAST
NUTRECO REPORTS HALVING OF INCOME FROM OPERATIONS

- **Halving of income from operations to EUR 34.9 million**
- **Net income decreased by 86% to EUR 4.7 million**
- **Interim dividend maintained at EUR 0.28**

- **Further recovery of salmon prices is expected to lead to a higher net income in the second half of 2002 compared with the same period last year**
- **Net income for the whole of 2002 is expected to be lower than in 2001**

In the first half of 2002 food company Nutreco realised a net income of EUR 4.7 million, a decrease of 86% compared with the first half of 2001 (EUR 33.2 million). Income from operations before goodwill amortisation (EBITA) decreased by approximately 50% to EUR 34.9 million.

The results are in line with the expectations of the Executive Board of Nutreco as indicated on 23 May 2002.

The income from operations after goodwill amortisation (EBIT) decreased by 56% from EUR 63.0 million to EUR 28.0 million. Interest charges increased, compared with the first half of 2001, by EUR 4.4 million to EUR 20.7 million. This is mainly attributable to the increase of interest bearing debt used to finance the acquisitions completed in 2001.

Earnings per share before goodwill amortisation decreased by 75% from EUR 1.14 to EUR 0.28. Earnings per share after goodwill amortisation fell by 93% from EUR 0.95 to EUR 0.07.

During the first six months of 2002 net sales of EUR 1,835.4 million increased by 2% compared with the first six months of 2001 (EUR 1,803.6 million). This increase was mainly due to the positive effect of acquisitions in 2001.

The result of **Nutreco Aquaculture** was strongly influenced by low salmon prices. In the first half of 2002 income from operations before goodwill amortisation (EBITA) decreased by 89% to EUR 3.2 million. Until May 2002 salmon prices increased strongly up to 60% above the price level in January of this year. In June however, salmon prices decreased to a level that was approximately 15% above January 2002. The average salmon prices in the first half year of 2002, were still substantially lower than the average in the same period last year. The demand for salmon and salmon products continues to grow. Nutreco has taken measures to strengthen the sales & marketing organisation and reduce costs.
Fish feed volumes decreased because many salmon farmers lowered their production volumes. The impact was compensated by operational efficiencies.

The results of **Nutreco Agriculture** remained at a good level, although lower than in the very positive first half year of 2001. Income from operations before goodwill amortisation (EBITA) decreased by 17% to EUR 38.6 million mainly due to the less positive price conditions in the chicken and chicken product markets in Spain and the Benelux. Additionally, the industry segment in the Benelux had to cope with cheap imports from Brazil and Thailand, which put extra pressure on prices. Both in the chicken and the pork meat value chains Nutreco Agriculture continues its focus on value added meat products.
The Dutch pork activities showed a good result although lower than in the first half of 2001. The breeding activities performed very well. The international premix and speciality feed business showed a higher result compared with the first half year of 2001. Through product innovation and efficiency improvements the compound feed companies in the Benelux were able to realise a good result in a shrinking market due to the decline in the animal population. The Spanish compound feed activities achieved a higher result mainly due to autonomous growth.

CEO Wout Dekker: "Nutreco Agriculture continues to produce good results despite the current slowdown in economic growth. Nutreco Aquaculture was faced with a strong increase in salmon prices earlier this year. This increase was not maintained at the high levels reached in May. Due to measures taken to diminish the supply growth, supply and demand will be more balanced resulting in a further recovery of salmon prices. In this important year of transition we are taking all the necessary measures to further strengthen Nutreco's position. Food safety and consumer orientation remain the key strategic priorities in our business. In this way we offer our customers added value and we differentiate ourselves positively in the marketplace. Besides this we are sharpening the previously announced measures which are currently in process to reduce costs and increase efficiencies."

Interim dividend
The interim dividend per ordinary share for 2002 has been set at EUR 0.28 corresponding to the dividend for the first six months of 2001. The dividend will be payable from 5 September 2002. The ratio between the value of the stock dividend and the cash dividend will be fixed after the close of trading on 30 August 2002 on the basis of the day's closing price.

Outlook
On 23 May 2002 Nutreco indicated that, with a continuation of the trend of strongly recovering salmon prices, the results in Aquaculture would quickly improve. This price trend has not persisted in June and July.
A further recovery of salmon prices is expected to lead to a higher net income in the second half of 2002 compared with the same period last year. Agriculture is expected to maintain the development of its good results in line with the first half year.

The improvement in the second half year is not expected to be sufficient to compensate for the lower result in the first half year. The net income for the whole of 2002 is expected to be lower than in 2001.

Consolidated balance sheet
Shareholders' Equity
Consolidated profit and loss account
Condensed cash flow statement
Information by business stream

Nutreco Holding N.V.
Nutreco Holding N.V. is a company with leading positions in high-quality animal and fish feed industries and in fish farming. The Group's main activities centre on the production of compound feed for pigs, poultry and cattle as well as salmonid fish feed and the farming, processing and marketing of high-quality salmon products. Other Nutreco activities include the production of premixes and speciality feed, poultry and pork processing and pig and poultry breeding. These activities are organised into two business streams, Nutreco Aquaculture and Nutreco Agriculture. Five Business Groups with eighteen Business Units operate within these streams, incorporating more than 120 production and processing plants in 22 countries with 13,000 employees. Since its flotation in June 1997, Nutreco made acquisitions in the Netherlands, Spain, Germany, Canada, Poland, Chile, France, Portugal, Scotland, Belgium, Hungary,

Interim Statement 2002

Consolidated balance sheet (after profit appropriation)

(x EUR mln)	**30 June 2002**	**31 Dec. 2001**
FIXED ASSETS		
Intangible fixed assets	383.0	392.8
Tangible fixed assets	556.7	576.3
Financial fixed assets	49.8	41.6
Total fixed assets	**989.5**	**1,010.7**
CURRENT ASSETS		
Inventories	387.4	384.1
Receivables	579.5	561.9
Cash and cash equivalents	34.4	40.8
Total current assets	**1,001.3**	**986.8**
Total assets	**1,990.8**	**1,997.5**
Shareholders' equity	**673.5**	**665.5**
Minority interest	**21.5**	**24.0**
Provisions	**51.8**	**60.4**
Deferred taxes	**38.1**	**37.2**
Long-term debt	**478.7**	**439.9**
Short-term liabilities		
Interest-bearing	71.0	78.8
Non-interest-bearing	656.2	691.7
Total shareholders' equity and liabilities	**1,990.8**	**1,997.5**
Solvency ratio (shareholders' equity divided by total assets)	34%	33%
Net debt divided by shareholders' equity	77%	72%

No Audit Performed

▲ TOP

Interim Statement 2002

Shareholders' equity

(x EUR mln)	
As at 31 December 2001	**665.5**
Issue of ordinary shares	1.4
Net income available to holders of ordinary shares	2.4
Exercised options	0.2
Conversion of dividend in ordinary shares	11.1
Changes in exchange rates	-2.4
Deferred taxes	-4.7
As at 30 June 2002	**673.5**

No Audit Performed

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Interim Statement 2002

Consolidated profit and loss account

(x EUR mln)	FIRST HALF 2002	FIRST HALF 2001	CHA
Net sales	**1,835.4**	**1,803.6**	
Cost of sales	1,347.8	1,304.4	
Gross margin	**487.6**	**499.2**	
Operational expenses	**452.7**	**430.0**	
Income from operations before goodwill amortisation (EBITA)	**34.9**	**69.2**	**-**
Goodwill amortisation	6.9	6.2	
Income from operations after goodwill amortisation (EBIT)	28.0	63.0	-
Financial income and charges	-20.7	-16.3	
Income before tax	**7.3**	**46.7**	**-**
Taxation	-1.8	-11.9	-
Share in results of non-consolidated companies	0.1	1.1	-
Income after tax	**5.6**	**35.9**	**-**
Minority interest	-0.9	-2.7	-
Net income	**4.7**	**33.2**	**-**
Dividend on cumulative preference shares	-2.3	-2.3	
Net income available to holders of ordinary shares	2.4	30.9	-
Earnings per ordinary share before goodwill amortisation (x EUR)	**0.28**	**1.14**	**-**
Earnings per ordinary share after goodwill amortisation (x EUR)	0.07	0.95	-
Fully diluted earnings per share after goodwill amortisation (x EUR)	0.07	0.91	-

Number of outstanding ordinary shares as at end June (x 1,000)	33,006	32,704
Average number of outstanding ordinary shares (x 1,000)	32,980	32,410

No Audit Performed

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Interim Statement 2002

Condensed cash flow statement

(x EUR mln)	First half 2002	First half 2001
EBITDA	**86.4**	**114.7**
Changes in working capital	-30.3	-29.4
Changes in provisions	-7.3	-17.5
Cash flow from business operations	**48.8**	**67.8**
Interest, tax and other changes	-42.3	-44.4
Cash flow provided by operations	**6.5**	**23.4**
Used for investments in fixed assets	-36.1	-66.1
Used for acquisitions/divestments	0.0	-158.0
From financing	35.2	210.2
Dividends paid	-7.3	-7.3
Translation differences on cash and cash equivalents	-4.7	-2.7
Net cash flow	**-6.4**	**-0.5**

No Audit Performed

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Interim Statement 2002

Information by Business Stream

(x EUR mln)	FIRST HALF 2002	FIRST HALF 2001	CHANGE
Net sales			
Aquaculture	527.2	582.0	-9%
Agriculture	1,308.2	1,221.6	7%
Total Nutreco	**1,835.4**	**1,803.6**	**2%**
EBITA			
Aquaculture	3.2	29.3	-89%
Agriculture	38.6	46.4	-17%
Overhead costs	-6.9	-6.5	6%
Total Nutreco	**34.9**	**69.2**	**-50%**

No Audit Performed

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Amersfoort, 23 August 2002

NUTRECO REGRETS INACCURACIES AND FALSE ALLEGATIONS IN REPORTS FROM "FRIENDS OF THE EARTH" ORGANISATIONS

The reports 'Clashes with corporate giants' that Friends of the Earth International has published this week in anticipation of the 2002 Earth Summit in Johannesburg makes a reference to activities of the Dutch based food company Nutreco and its salmon farming operations in Chile (page 38 of the report). FoE the Netherlands has made similar accusations which can still be found in their Dutch booklet "Salmon of Nutreco" (page 4).

Nutreco regrets the inaccuracies and false accusations that have been made in this report and wishes to emphasise that:

- Nutreco fully complies with local Chilean labour laws. The accusations of Friends of the Earth lack any factual basis. Nutreco fully complies with Chilean law for minimum wages and fully respects - in line with its ethical code - the right of workers to join a trade union of their choice. Nutreco has shared with Friends of the Earth in the Netherlands signed testimonials from Chilean trade union leaders and the Chilean Labour authorities that no employee of Nutreco's Chilean company is paid below the minimum wage level. In fact it is the ambition of Nutreco as a market leader in salmon farming to ensure its employees are offered an attractive salary package.
- Nutreco's Chilean company Marine Harvest pays its workers salaries that are clearly above the industry average. The average monthly wage in 2001 was 2,44 times the minimum wage in Chile. The average wage of the 10% of employees of Marine Harvest in Chile with the lowest wage was 1.92 times the official minimum wage.
- Contrary to what is stated in the report, fish farming in Chile is regulated. These regulations prescribe reporting on environmental impact and independent monitoring. At the end of 2001 a new regulatory framework for Chilean aquaculture was introduced (RAMA). Early in 2002 a new Sanitary Regulation, to which Nutreco adheres, was brought in with the aim of protecting and controlling the sanitary status of aquaculture in Chile and avoiding the introduction of salmon diseases not currently present. All salmon farming sites operated by Nutreco in Chile are fully licensed by the relevant authorities.
- FoE in the Netherlands has filed a complaint against Nutreco with Ministry of Economic Affairs in the Netherlands in relation to Nutreco's activities in Chile. Nutreco is pleased that this will provide the opportunity for an objective review and report on its activities in Chile.
- Nutreco's activities in Chile have contributed to a range of social and economic benefits that effect the country at both a local and national level. The key benefits *included are listed in the appendix below and full details of Nutreco's operations in Chile can be found in the Social Environmental Report (pages 47-51) which is* available on the Nutreco website at www.nutreco.com/html/annualresults/socialenvironmentalreport2001/SER2001Chile_aqua.html

As a company that values transparency, corporate social responsibility and dialogue with its stakeholders, Nutreco has regular meetings with NGO's. Nutreco has been in close contact over the past twelve months with Dutch NGO 'Milieudefensie', also known as 'Friends of the Earth, the Netherlands'. Milieudefensie already expressed its interest in salmon farming in Chile in August 2001. Since then there has been a series of meetings between FoE representatives and Nutreco management in both the Netherlands and in Chile. We regret that - despite all contacts, the exchange of detailed information and the visit of an FoE representative to our Chilean companies - this has not resulted in an accurate judgement and that false accusations are made in their printed campaign documents and press material by Friends of the Earth, the Netherlands and FoE International.

As a company that values transparency, corporate social responsibility and dialogue with its stakeholders, Nutreco has regular meetings with NGO's. Nutreco has been in close contact over the past twelve months with Dutch NGO 'Milieudefensie', also known as 'Friends of the Earth, the Netherlands'. Milieudefensie already expressed its interest in salmon farming in Chile in August 2001. Since then there has been a series of meetings between FoE representatives and Nutreco management in both the Netherlands and in Chile. We regret that - despite all contacts, the exchange of detailed information and the visit of an FoE representative to our Chilean companies - this has not resulted in an accurate judgement and that false accusations are made in their printed campaign documents and press material by Friends of the Earth, the Netherlands and FoE International.

Nutreco remains committed to the challenge of building a sustainable and socially responsible food business and will continue to report progress made in its annual Social & Environmental Report. The S&E report is available on www.nutreco.com/html/annualresults/socialenvironmentalreport2001/index.htm

Nutreco wishes to emphasise that it fully realises that it is aware there are challenges ahead before its aquaculture business will be fully sustainable. We will continue to work hard on fulfilling this ambition in close co-operation with governments, independent scientists, NGOs and other key stakeholders.

APPENDIX

Main social and economic benefits of aquaculture industry in Chile

Industry general

- The development of the aquaculture industry in Chile has led to high economic growth and a better infrastructure and has stimulated development in many areas. The industry as a whole employs over 20,000 people in Chile - the country's lowest unemployment rate of 4% is found in the Puerto Montt region where the majority of the aquaculture operations are based. Aquaculture products also represent 5% of Chile's total annual exports.

Nutreco specific

- Salaries paid by Marine Harvest in Chile are above the average for the salmon industry (see page 1)
- Nutreco's companies in Chile have complementary systems to cover employees' health expenses. These cover a substantial proportion of the medical expenses that are not covered by the state health system. There is also life insurance cover for all employees.
- In 2001 Marine Harvest Chile received an award recognising the company as providing the best staff training in the aquaculture sector.
- Nutreco companies are providing several hundred of their employees with the facilities to complete or further their schooling. The objective is to have all employees graduated from secondary school. This will be an unusually high education level for any production company.
- It is common practice in Chile for major companies to provide support to local communities. Marine Harvest Chile supplies salmon to local orphanages and nursing homes - sufficient for one or two meals a week. Nutreco companies provide funding to community development causes such as the building of local schools, hospitals, libraries, churches and roads.

Additional supporting information detailing a number of Nutreco's actions and commitments in relation to its ongoing programmes to improve the sustainability of its activities worldwide:

Establishment of Nutreco's sustainability programme 'Aquaculture and Society 2005'

Nutreco has established a specific Aquaculture Business Steering Group within its world-wide organisation with the remit to drive existing and develop and manage new initiatives to improve the sustainability of Nutreco's aquaculture operations. Final responsibility for the roll-out of this programme lies with the COO Aquaculture, Mr Hans

***Amersfoort*, 30 August 2002**

VALUE INTERIM STOCK DIVIDEND NUTRECO HOLDING 1 SHARE FOR 81

Nutreco Holding N.V. announces that the amount of the interim stock dividend has been determined. This will amount to 1 new ordinary share for every 81 existing ordinary shares. Based on the closing price of 30 August 2002 of EUR 22.90, 1/81 share represents a value of EUR 0.283, which is 1,0% higher than the gross interim dividend in cash of EUR 0.28 per ordinary share.

The payment of the interim dividend in cash and the delivery of ordinary shares will take place on 5 September 2002.

Nutreco Holding N.V.
Nutreco Holding N.V. is a company with leading positions in high-quality animal and fish feed industries and in fish farming. The Group's main activities centre on the production of compound feed for pigs, poultry and cattle as well as salmonid fish feed and the farming, processing and marketing of high-quality salmon products. Other Nutreco activities include the production of premixes and speciality feed, poultry and pork processing and pig and poultry breeding. These activities are organised into two business streams, Nutreco Aquaculture and Nutreco Agriculture. Five Business Groups with eighteen Business Units operate within these streams, incorporating more than 120 production and processing plants in 22 countries with 13,000 employees. Since its flotation in June 1997, Nutreco made acquisitions in the Netherlands, Spain, Germany, Canada, Poland, Chile, France, Portugal, Scotland, Belgium, Hungary, Norway, Australia and the United States of America. Nutreco's sales in 2001 were EUR 3,835.3 million. Nutreco is quoted on the Official Segment of the stock market of Euronext (Amsterdam) and is included in the Amsterdam Midkap Index, the Euronext 150 Index and the Next Prime Index (Euronext).

For more information on this press release:
Nutreco Holding N.V.
Frank van Ooijen
Corporate Communications Director
telephone: +31 33 422 6140
mobile: +31 655 340 012

Amersfoort, 12 September 2002

NUTRECO ACQUIRES SALMON PROCESSING PLANT IN CHILE

Nutreco's subsidiary Marine Harvest Chile has acquired a processing plant for salmon at Chamiza in the 10th region of southern Chile. With the take-over of the processing business of the company 'Chisal SA' and its approximately 300 employees, Marine Harvest Chile is able to further consolidate its Chilean position as a market leader in production, processing and exporting of salmon and ready-to-cook and ready-to-eat salmon products to the US, Japan and other markets.

The transaction provides Marine Harvest Chile with the necessary processing capacity for fresh and frozen portion packs, smoked salmon and other value-added consumer products for large US retailers. Salmon is a popular consumer product in the US and consumption grows on average 20% a year.

As a food and feed producer with activities in 22 countries, Nutreco has a full presence in the whole production chain for salmon, pork and poultry. This presence ensures - in the interest of customers and consumers - the integration and control of the various systems for food safety, product quality and efficiency. Nutreco is committed to the development of new products in close cooperation with retailers to satisfy consumer demands.

Nutreco Holding N.V.

Nutreco Holding N.V. is a company with leading positions in high-quality animal and fish feed industries and in fish farming. The Group's main activities centre on the production of compound feed for pigs, poultry and cattle as well as salmonid fish feed and the farming, processing and marketing of high-quality salmon products. Other Nutreco activities include the production of premixes and speciality feed, poultry and pork processing and pig and poultry breeding. These activities are organised into two business streams, Nutreco Aquaculture and Nutreco Agriculture. Five Business Groups with eighteen Business Units operate within these streams, incorporating more than 120 production and processing plants in 22 countries with 13,000 employees. Since its flotation in June 1997, Nutreco made acquisitions in the Netherlands, Spain, Germany, Canada, Poland, Chile, France, Portugal, Scotland, Belgium, Hungary, Norway, Australia and the United States of America. Nutreco's sales in 2001 were EUR 3,835.3 million. Nutreco is quoted on the Official Segment of the stock market of Euronext (Amsterdam) and is included in the Amsterdam Midkap Index, the Euronext 150 Index and the Next Prime Index (Euronext).

For more information on this press release:

Nutreco Holding N.V.
Frank van Ooijen
Corporate Communications Director
telephone: +31 33 422 6140
mobile: +31 655 340 012